UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 000-24027

NXT Energy Solutions Inc.
(Translation of registrant's name into English)

Suite 302
3320 - 17th Avenue SW
Calgary, Alberta, Canada, T3E 0B4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: __

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __

The Issuer is filing material documents not previously filed.

On December 23, 2022, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

(c) Exhibit 99.1. Press release dated December 23, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NXT Energy Solutions Inc.
(Registrant)

Date: December 23, 2022	/s/ Eugene Woychyshyn
Eugene Woychyshyn
Vice President of Finance & CFO